GENERAL STEEL HOLDINGS, INC.

Kuntai International Mansion Building, Suite 2315
Yi No. 12 Chaoyangmenwai Avenue, Chaoyang District,
Beijing, China 100020

June 26, 2009

United States Securities and Exchange Commission
Washington D.C. 20549
United States of America
Attention:  Mr. John Cash

Re:	General Steel Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
File No. 001-33717

Dear Mr. Cash:

Thank you for your comment letter dated June 12, 2009 on the Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009 for General Steel Holdings, Inc. (“GSI” or the “Company”).

We appreciate the effort that went into the Staff’s comments. For your ease of reference and reading we have reproduced your original comments in their original number ordering and are providing our responses keyed to the comments right below the respective comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.
Please correct your commission filing number on the cover of your filings to read 001-33717, which was assigned in conjunction with your filing of the Form 8-A registration statement on October 10, 2007.

Company Response

Please be advised that the Company will provide the correct commission filing number in future filings, commencing with its Form 10-Q filing for the quarter ended June 30, 2009.

Item I. Business, page 4

Supply of Raw Materials, page 9

2.
Please disclose the sources and/or major suppliers of all your raw materials, i.e. coke, coal or iron ore, for your Longmen Joint Venture and other operations, if applicable. Illustrate in a table the relative percentages of these materials provided by your company, affiliated companies, and others.

Company Response

The sources and/or major suppliers of the Company’s raw materials are as follows:

Shaanxi Longmen Iron and Steel Co., Ltd. (Longmen Joint Venture)

Major Suppliers

Name of the Supplier	Raw Material Purchased	% of Total Raw Material Purchased	Relationship with GSI
Shaanxi Longmen Iron & Steel Group Co., Ltd.	Iron Ore	2.1%	Affiliated company (joint venture partner)
Shaanxi Haiyan Coal Chemical Industry Co., Ltd	Coke	2.0%	Related party
Shaanxi Heimao Coal Chemical Industry Co., Ltd	Coke	0.3%	Others (non-related party)
Weinan City Power Supply Bureau	Power	0.3%	Others (non-related party)
	Total	4.5%

Tianjin Daqiuzhuang Metal Sheet Co., Ltd. (Daqiuzhuang Metal)

Major Suppliers

Name of the Supplier	Raw Material Purchased	% of Total Raw Material Purchased	Relationship with GSI
Tianjin Hengying Trade Co., Ltd	Hot roll coil	6.0%	Related party
Tianjin Dazhan Industrial Co., Ltd	Hot roll coil	3.4%	Related party
Tianjin Rongchengxiang Iron & Steel Group	Hot roll coil	1.7%	Others (non-related party)
General Qiu Steel Pipe Co., Ltd	Hot roll coil	1.0%	Others (non-related party)
Shenghua Xinyuan	Hot roll coil	0.4%	Others (non-related party)
	Total	12.5%

Baotou Steel - General Steel Special Steel Pipe Joint Venture Co., Ltd. (Baotou Steel Pipe Joint Venture)

Major Suppliers

Name of the Supplier	Raw Material Purchased	% of Total Raw Material Purchased	Relationship with GSI
Tianjin Fulida Steel Pipe Co., Ltd	Steel coil	11.8%	Others (non-related party)
Tianjin Boai Steel Pipe Co., Ltd	Steel coil	6.0%	Others (non-related party)
Yanshan Iron & Steel Co., Ltd	Steel coil	5.7%	Others (non-related party)
Tianjin Zhaoliang Trade Co., Ltd	Steel coil	1.6%	Others (non-related party)
Tianjin Luhai Steel Pipe Co., Ltd	Steel coil	1.2%	Others (non-related party)
	Total	26.3%

Maoming Hengda Steel Group Limited (Maoming)

Major Suppliers

Name of the Supplier	Raw Material Purchased	% of Total Raw Material Purchased	Relationship with GSI
Sino Steel Corporation	Billet	25%	Others (non-related party)
China Railway Material Commercial Corporation Tianjin Office	Billet	10.9%	Others(non-related party)
Guangxi Shenglong Metallurgy Co. Ltd	Steel coil	4.3%	Others (non-related party)
Guangxi Guigang Iron & Steel Group Co. Ltd	Steel coil	4.2%	Others (non-related party)
Beijing Huarong Investment Co., Ltd	Steel coil	2.4%	Others (non-related party)
	Total	46.7%

The Company will provide corresponding additional information in future filings, commencing with its Form 10-Q filing for the quarter ended June 30, 2009.

3.
Please describe the Mulonggou mine operation which is owned by your Longmen Joint Venture. If the mine operations have reserves as defined by Industry Guide 7, please disclose the tonnage and grade for iron ore properties and in the event your company owns or controls coal reserves disclose the tonnage, percent sulfur, and caloric values. Supplementally provide an estimate of the asset value of your mining operations and iron ore/coal processing facilities.

Company Response

The Company is not engaged in significant mining operations and the raw material supplied from the Mulonggou mine operation has been minimal in amount.  The Mulonggou mine operation contributes only about 1.6% of the iron ore requirements and sells all of its output to Longmen JV.  The reserves do not materially impact the Company’s consolidated financial statements or disclosures.

4.	Please expand your disclosure of the Longman Joint Venture by generally describing your transportation facilities, coal/coke operations, and your iron pelletizing facilities.

Company Response

Transportation Facility: The Company’s subsidiary, Shaanxi Longmen Iron and Steel Co., Ltd. (“Longmen JV”), operates transportation services through its Changlong Branch, located at Hancheng city, Shaanxi province. Changlong Branch owns 126 vehicles and provides transportation services exclusively to Longmen JV.

Coke Operation: The Company, through its subsidiary, Longmen JV, owns 22.76% of Hancheng Tongxing Metallurgy Co., Ltd. (“Tongxing”). Located in Hancheng city, Shaanxi province, Tongxing produces approximately 200,000 metric tons of second grade coke per month.  Tongxing sells all of its output to Longmen JV.

The Company does not own iron pelletizing facility.

The Company will provide corresponding additional information in future filings, commencing with its Form 10-Q filing for the quarter ended June 30, 2009.

Item 1A. Risk Factors, page 11

5.	In future filings, please delete the last sentence in the first paragraph in this section. All material risks should be described. If risks are not deemed material, you should not reference them.

Company Response

Please be advised that the Company will delete the last sentence in the first paragraph in this section in future filings, commencing with its Form 10-Q filing for the quarter ended June 30, 2009.

Item 2. Properties, page 20

6.	In future filings, please disclose the number of years remaining under each of your land use rights.

Company Response

Please be advised that the Company will disclose the number of years remaining under each of its land use rights in future filings, commencing with its Form 10-Q filing for the quarter ended June 30, 2009.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of  Operations, page 25

Results of Operations, page 27

Operating Net Income, page 30

7.
Your presentation of the non-GAAP measure “operating net income” appears to violate Item 10(e) of Regulation S-K. Please either remove your presentation of this non-GAAP measure or provide us an explanation of how this measure does not violate Item 10(e) of Regulation S-K.  This comment also applies to your disclosure of “net income (loss) less derivative impact” and “earnings (loss) per share less derivative impact” which appear in your Form 10-Q for the fiscal quarter ended March 31, 2009.

Company Response

GAAP Net Income includes derivative gain or loss which is driven by fluctuations of the stock price. This is a non-operating, non-cash item.

The derivative gain or loss is sometimes larger than the gain or loss from our iron and steel business activities and therefore, we believe it is important to separate earnings (losses) resulting from:
-	Operating activities of our iron and steel business
-	Derivative gain or loss resulting from stock price fluctuations

We believe it may be misleading if we do NOT separate earnings from the above items. Please note the table below from our first quarter 2009 10Q filing. The gain from derivative (gain from movement of the stock price) is larger than the gain (loss) from the operating activities of our iron and steel business.

To comply with Regulation S-K, we stopped using the non-GAAP term “Operating Net Income". We replaced these terms with "net income (loss) less derivative impact" and "earnings (loss) per share less derivative impact" in our first quarter 2009 10Q.

We believe the terms "net income (loss) less derivative impact" and "earnings (loss) per share less derivative impact" do not violate Item 10(e) of Regulation S-K for the following reasons:

1)           The terms "net income (loss) less derivative impact" and "earnings (loss) per share less derivative impact" ARE the GAAP measure of Net Income less derivative impact. The terms are self explanatory using GAAP terminology.

2)           We always include a table that shows the reconciliation to the GAAP term Net Income (see below extracted from first quarter 2009 form 10-Q filing).

NET INCOME LESS DERIVATIVE IMPACT
	1st Quarter 2009	1st Quarter 2008
NET INCOME	$7,334,632	$2,188,460
less gain on derivative instrument	$4,114,568	$2,670,764
NET INCOME LESS DERIVATIVE IMPACT	$3,220,064	$(482,304)

WEIGHTED AVERAGE NUMBER OF SHARES
Basic	36,285,312	34,836,394
Diluted	36,285,312	34,923,614
EARNINGS PER SHARE LESS DERIVATIVE IMPACT
Basic	$0.09	$(0.01)
Diluted	$0.09	$(0.01)

Liquidity and Capital Resources, page 32

8.
Please revise future filings to provide an analysis of the changes seen on your cash flow statement when comparing the current period to the prior period for each category of cash flows. For example, your discussion of operating cash flows should explain the reasons for material changes in non-cash items, as well as discuss significant fluctuations in working capital items, as applicable.

Company Response

Please be advised that in future filings, commencing with its Form 10-Q filing for the quarter ended June 30, 2009, the Company will provide an analysis of the changes seen on the cash flow statement when comparing the current period to the prior period for each category of cash flows.

9.
Given the importance of available funding to your business, please tell us and revise future filings to include a more specific and comprehensive discussion of the terms of your notes payable, loans and convertible notes, including whether your short-term notes payable and short-term loans are subject to any significant financial covenants and your compliance with them.

Company Response

The material terms of the Company’s convertible notes, short-term notes payable and short-term loans are as follows:

Short term notes payable

As of December 31, 2008 we had $206 million in short term notes payables liabilities which are secured by restricted cash of $131 million and other assets. These are lines of credit extended by banks for a maximum of 6 months and used to finance working capital. The short term notes payables must be paid in full at maturity and credit availability is continued upon payment at maturity.  There are no additional significant financial covenants.

Short term loans – banks

As of December 31, 2008 we had $67.8 million in short term bank loans. These are bank loans with a one year maturity and must be paid in full upon maturity. There are no additional significant financial covenants tied to these loans. Chinese banks have not been impacted as heavily by the financial crisis as US banks and we believe our current creditors will renew their lending to us after our loans mature as they have in the past.

We are able to repay our short term notes payables and short term bank loans upon maturity using available capital resources.

For more details about our debts, please see note 8 in our notes of the financial statements.

Convertible Notes

On December 13, 2007, the Company entered into a Securities Purchase Agreement (the “Agreement”) with certain institutional investors (the “Buyers”) issuing $40,000,000 (“Notes”) and 1,154,958 warrants (the “Warrants”). The warrants can be converted to common stock through May 13, 2013 at $13.51 per share.

The Notes bear initial interest at 3% per annum, which will be increased each year as specified in the Notes, payable semi-annually in cash or shares of the Company’s common stock. The Notes have a five year term through December 12, 2012. They are convertible into shares of the common stock, subject to customary anti-dilution adjustments. The initial conversion price is $12.47. The Company may redeem the Notes at 100% of the principal amount, plus any accrued and unpaid interest, beginning December 13, 2008, provided the market price of the common stock is at least 150% of the then applicable conversion price for 30 consecutive trading days prior to the redemption.

The conversion price will be (and has been) reset to the Market Price on May 7, 2009, as the conversion price is lower than the Market Price pursuant to the Notes. Market Price means, for any given date, the lower of (x) the arithmetic average of the Weighted Average Price of the Common Stock for the thirty (30) consecutive Trading Day period ending on the Trading Day immediately preceding such date and (y) the Weighted Average Price of the Common Stock on the Trading Day immediately preceding such date.

The Notes are secured by a first priority, perfected security interest in certain shares of common stock of Zuosheng Yu, as evidenced by the pledge agreement. The Notes are subject to events of default customary for convertible securities and for a secured financing.

The Warrants grant the Buyers the right to acquire shares of common stock at $13.51 per share, subject to customary anti-dilution adjustments. The Warrants may be exercised at any time on or after May 13, 2008, but not after May 13, 2013, the expiration date of the Warrants.

In connection with this transaction, the Company and the Buyers entered into a registration rights agreement. The Company agreed to register within 60 calendar days common stock issuable to the Buyers for resale on a registration statement to be effective by 90 calendar days or 120 days if the registration statement is subject to a full review by the U.S. Securities and Exchange Commission. The Company is required to register at least 120% of the sum of shares issuable upon conversion of the Notes, the exercise of the Warrants and the payment of interest accrued on the Notes. The registration rights are subject to customary exceptions and qualifications and compliance with certain registration procedures. The Company was required to file the registration statement on February 11, 2008. The Company filed the registration statement on February 13, 2008, which was two days after the required filing date. The Company reached an agreement with all note holders to waive the related penalty of $427,000.

In connection with this transaction, the Company and Zuo Sheng Yu, the Chief Executive Officer, and Victory New Holding Limited entered into a voting agreement (the “Voting Agreement”), pursuant to which such shareholders agree to vote in favor of the approval of this transaction. Certain management members of the Company also entered into a lock-up agreement with the Company pursuant to which each of such management members agrees not to sell or offer to sell the Common Stock held by such a management member for one year after the initial effective date of the resale Form S-3 Registration Statement described above.

The Company will provide corresponding additional information in future filings, commencing with its Form 10-Q filing for the quarter ended June 30, 2009.

Item 9A. Controls and Procedures, page 35

a) Evaluations of Disclosure Controls and Procedures, page 35

10.
We note that your management performed additional analysis, reconciliations, and other post-closing procedures and concluded that the Company’s consolidated financial statements for the periods covered by and included in the Form 10-K comply in all material respects with generally accepted accounting practices in the U.S. Please explain to us the connection between these additional analyses and management’s conclusion, under Exchange Act Rules 13a-15(e) and 15d- 15(e) and Item 307 of Regulation S-K, that your disclosure controls and procedures are not effective due to the material weaknesses you disclose.

Company Response

The Company identified those material weaknesses in its internal control over financial reporting during the year end testing of our internal controls and was confirmed by our independent auditor during the audit of internal control over financial reporting.  Through audit testing performed by our independent auditor, these misstatements were identified and subsequently corrected. After the correction, management performed additional analysis, reconciliations, and other post-closing procedures and was able to conclude that the Company’s consolidated financial statements for the periods covered by and included in the Form 10-K comply in all material respects with generally accepted accounting practices in the U.S even though our disclosure controls and procedures were not effective.

b) Management’s Annual Report on Internal Control Over Financial Reporting, page 36

11.	In future filings, please reference the correct Exchange Act rule when referring to management’s responsibility for establishing and maintaining adequate internal control over financial reporting.

Company Response

Please be advised that in future filings, commencing with its Form 10-Q filing for the quarter ended June 30, 2009, the Company will refer to Rules 13a-15(f) and 15d-15(f) under the Exchange Act regarding management’s responsibility for establishing and maintaining adequate internal control over financial reporting.

12.
We note your disclosure that your remediation plans include investing in on-going efforts to continuously improve the control environment and improving the design, implementation, documentation, testing and monitoring of your internal controls. Given that your remediation plans are comprehensive, it appears that additional control weaknesses may exist in your Internal Controls Over Financial Reporting.  Please tell us how you determined that your material weaknesses were not more pervasive than the specific ones you have identified.  In this regard, please include a discussion regarding what consideration you have given to whether control weaknesses existed in your risk assessment, design and implementation of control systems and the monitoring of your control environment.

Company Response

Management used a top-down risk based approach in assessment of the effectiveness of internal controls. Using the 2008 financial statements, Management performed risk assessment to identify in scope business units, significant accounts and disclosures, relevant assertions and significant processes. Management then designed, documented, implemented and tested the design and operating effectiveness of the company's key controls within the significant processes as well as the control environment in FY2008. Based on the various factors, management evaluated each identified deficiencies to determine whether they are deficiencies, significant deficiencies, or material weaknesses. Based on the evaluation, management identified two material weaknesses as stated in management's 2008 annual report over financial reporting. Management does not believe there are additional material weaknesses with regards to the Company's control environment, design, implementation, and monitoring of the Company's internal control over financial reporting. Management added the sentence, "management is investing in on-going efforts to continuously improve the control environment and has committed considerable resources to the continuous improvement of the design, implementation, documentation, testing and monitoring of our internal controls", solely to reiterate the Company's continuous effort to enhance and improve effectiveness of the Company’s internal control monitoring process. By no means is management implying there are additional material weaknesses in design and implementation of our internal control.

13.
Please provide us with a specific and comprehensive discussion regarding how you determined that you completed a full assessment of the effectiveness of your internal controls. In this regard, please tell us why your remediation efforts include improvements in the documentation and testing of your internal controls.

Company Response

Please refer to our answer to Comment 12.

Item 11. Executive Compensation, page 43

14.	In future filings, please discuss why you award unregistered securities, as opposed to registered securities, to your executive officers and directors.

Company Response

The Company awarded unregistered securities to keep with other issuers’ practice and for stock retention purposes. The Company will provide corresponding additional information in future filings, commencing with its Form 10-Q filing for the quarter ended June 30, 2009.

15.	In future filings where you award stock or options to your executive officers, please include an Option Exercises and Stock Vested Table pursuant to Item 402(g) of Regulation S-K.

Company Response

The Company will include the Option Exercises and Stock Vested Table pursuant to Item 402(g) of Regulation S-K in future filings, commencing with its Form 10-Q filing for the quarter ended June 30, 2009.

Compensation Elements and Procedure, page 44

16.
We note that you granted your Chief Executive Officer and Chief Financial Officer fully-vested unregistered shares of your common stock as part of your 2008 Equity Incentive Plan. In future filings, please disclose how you determined the amount of shares awarded. See Item 402(b)(1)(v) of Regulation S-K. If these awards depended on meeting certain corporate or individual performance targets, please disclose these targets and discuss the specific items of corporate performance and individual contribution taken into account when setting the targets and evaluating whether the targets were achieved. See Item 402(b)(2)(v)- (vii) of Regulation S-K.

Company Response

Please be advised that the shares were awarded based on the prevailing rate of the market for similar positions and responsibilities. They do not depend on meeting certain corporate or individual performance targets.

The Company will provide corresponding additional information in future filings, commencing with its Form 10-Q filing for the quarter ended June 30, 2009.

Summary Compensation Table, page 44

17.	Please include a footnote to the Stock Awards column disclosing all assumptions made in the valuation of these awards. See Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Company Response

The Company will provide the following footnote to the Stock Awards column in future filings, commencing with its Form 10-Q filing for the quarter ended June 30, 2009:

Stock Awards is the value of the shares using the closing share price on the day the shares were granted.

Item 13. Certain Relationships and Related Transactions, page 47

18.
In future filings, please ensure that this section complies with Item 404 of Regulation S-K. Specifically, please describe the basis on which each person is a related person pursuant to Item 404(a) and include a discussion of your policies and procedures for the review, approval, or ratification of any related party transaction pursuant to Item 404(b).

Company Response

The Company will provide corresponding additional information in future filings to comply with Item 404 of Regulation S-K, commencing with its Form 10-Q filing for the quarter ended June 30, 2009.

Item 15. Exhibits and Financial Statement Schedules, page 50

General

19.	Please provide us, and include in future filings, segment disclosures required by paragraph 25 of SFAS 131.

Company Response

The Company sells steel which are used by customers in various industries.  The Company’s chief operating decision-makers (i.e. chief executive officer and his direct reports) review financial information presented on a consolidated basis, accompanied by disaggregated information about revenues by product lines for purposes of allocating resources and evaluating financial performance. There are no segment managers who are held accountable for operations, operating results and plans for levels or components below the consolidated unit level.  Based on qualitative and quantitative criteria established by SFAS 131, “Disclosures about Segments of an Enterprise and Related Information”, the Company considers itself to be operating within one reportable segment.

The Company does not have long-lived assets located in foreign countries. In accordance with the enterprise-wide disclosure requirements of SFAS 131, the Company's net revenue from external customers by main product lines is as follows:

	Year ended December 31,
	2008	2007
	(in thousands)

Re-bar	$1,182,433	$618,315
Hot-Rolled Sheets	132,458	147,727
High Speed Wire	23,280	-
Spiral-Welded Steel Pipe	13,032	6,397
Total sales revenue	$1,351,203	$772,439

The Company will provide corresponding disclosure in future filings, commencing with its Form 10-Q filing for the quarter ended June 30, 2009.

Note 7 — Intangible Assets, page 71

20.
In future filings, please revise your disclosures to provide the gross carrying amount and accumulated amortization, by major intangible asset class, and the estimated aggregate amortization expense for each of the five succeeding fiscal years, as required by paragraph 45 of SFAS 142.

Company Response

The Company will provide corresponding additional information in future filings, commencing with its Form 10-Q filing for the quarter ended June 30, 2009.

Note 11 — Convertible Notes, page 74

21.	Please supplementally provide us, and disclose in future filings, a rollfoward of your derivative liability balance.

Company Response

The changes in the derivative liability related to the convertible notes, and the warrants that were issued in conjunction with those notes, are summarized as follows:

	Derivative Liability
	Conversion Feature	Warrants	Total
December 13, 2007	$25,421,018	$9,298,044	$34,719,062
Change in value (gain)	(4,576,171)	(1,659,583)	(6,235,754)
December 31, 2007	20,844,847	7,638,461	28,483,308
Change in value (gain)	(1,951,184)	(719,580)	(2,670,764)
March 31, 2008	18,893,663	6,918,881	25,812,545
Change in value (loss)	20,370,777	7,415,855	27,786,632
June 30, 2008	39,264,440	14,334,736	53,599,177
Conversions – liability transferred to equity	(5,759,720)	-	(5,759,720)
Change in value (gain)	(21,090,722)	(8,794,176)	(29,884,898)
September 30, 2008	12,413,998	5,540,560	17,954,559
Change in value (gain)	(5,589,894)	(2,461,655)	(8,051,549)
December 31, 2008	$6,824,104	$3,078,905	$9,903,010

The Company will provide corresponding additional information in future filings, commencing with its Form 10-Q filing for the quarter ended June 30, 2009.

22.	With a view towards future disclosure, please provide us with a specific and comprehensive discussion regarding how you determined it was appropriate to record a gain on the July 2008 note conversion.

Company Response

The Company did not record a gain on the July 2008 note conversion and we apologize for the confusion caused by the wording in the footnote.

As of the dates of conversion, the derivative liability associated with the notes being converted was marked-to-market, and the change in the liability since the previous period end was charged or credited to income.  The derivative liability related to the converted notes was then transferred to equity as part of the proceeds on conversion.

During the third quarter of 2008 (when the conversions took place), the Company recorded a net credit to income in the quarter of $21,090,722 (see the rollforward above), reflecting the change since June 30, 2008 in the derivative liability, including the effect of marking-to-market (as of the conversion dates) the derivative liability associated with the notes that were converted.  The wording in Note 11 was inadvertently carried over from our September 30 Form 10-Q (Note 12).  In the context of the Form 10-Q, the wording was intended to reference the net gain recorded during the period related to the derivative liability.  We appreciate that including it in the same sentence as the discussion of the conversion is confusing.  We also appreciate that, in the context of the December 31, 2008 annual financial statements, reference to the net change in the derivative liability during the third quarter is not relevant.  In future filings, we will ensure that the disclosure in the footnote is revised to more clearly explain the changes, including the rollforward above.

Exhibits, page 92

23.	In future filings, please file the Baotou Steel-GSHI Special Steel Joint Venture Agreement as Exhibit 10 rather than Exhibit 1.

Company Response

Please be advised that in future filings, the Company will file the Baotou Steel-GSHI Special Steel Joint Venture Agreement as Exhibit 10 rather than Exhibit 1.

24.	In future filings, please file Exhibit 21, list of subsidiaries, as an independent exhibit to the filing rather than including it at the end of the filing.

Company Response

Please be advised that in future filings, the Company will file Exhibit 21, list of subsidiaries, as an independent exhibit to the filing.

Signatures, page 94

25.
We note that your annual report on Form 10-K has not been signed by anyone in the capacity of principal accounting officer. Your annual report on Form 10-K must be signed by the registrant and on behalf of the registrant by your principal executive officer, your principal financial officer, your controller or principal accounting officer, and by at least the majority of your board of directors. Please refer to General Instruction D(2)(a) of Form 10-K and the signature page section of Form 10-K. If you do not have an officer who holds the titles of controller or principal accounting officer, the person who has responsibility for these functions (e.g., your chief financial officer) should sign the annual report and be designated on the signature page as your principal accounting officer. In future filings, please ensure that your filings are properly executed.

Company Response

Please be advised that our Edgar agent inadvertently failed to file the signature page of our annual report on Form 10K. The Form 10K has been properly executed by the Company’s principal executive officer and the board of directors. The Company will provide properly executed signature pages in future filings, commencing with its Form 10-Q filing for the quarter ended June 30, 2009.

Exhibit 31 — Section 302 Certifications

26.
We note that your certifications omit the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting as required by Item 601(8)(31) of Regulation S-K. This language became required when you began including a report by management on the effectiveness of the company’s internal control over financial reporting as disclosed in Item 9A of your Form 10K. Please revise future filings to include the aforementioned language in your certifications.

Company Response

Please be advised that the aforementioned language will be included in the Company’s future filings, commencing with its Form 10-Q filing for the quarter ended June 30, 2009.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Item I .- Financial Statements, page 2

Note 2 — Summary of Significant Accounting Policies, page 7

Financial Instruments, page 9

27.
With a view towards future disclosure please supplementally tell us the reason the derivative liabilities changed in classification to a Level 2 input at March 31, 2009 from a Level 3 input at December 31, 2008. Additionally, please provide us, and include in future filings, the reconciliation required of fair value measurements using Level 3 inputs as provided in paragraph 32c of SFAS 157.

Company Response

The Company’s derivative liabilities consist of warrants and conversion options of the convertible note. The fair value of conversion option and the warrants were calculated using the Cox Rubenstein Binomial model using variables stated in note 11 of the financial statement for the period ended March 31, 2009. For the period ending December 31, 2008, the Company has only 4 years of active trading history. The historical data is shorter than the expected terms of the derivatives. Therefore, in addition to historic volatility, the Company also considered other factors to conclude its volatility.  In 2009, since the Company’s historic data exceeded the expected terms of the derivatives, the Company used only observable information, that is, historical data in reaching volatility.

Level 3 Valuation Reconciliation

Derivative Liabilities
Balance, December 31, 2008	$9,903,010
Current period gain (loss)	(4,114,568)
Transferred out of Level 3 Valuation	(5,788,442)
Balance, March 31, 2009	$-

Convertible Notes
Balance, December 31, 2008	$7,155,058
Current period effective interest charges on notes	1,027,477
Current period cash payments made for principal	(557,861)
Balance, March 31, 2009	$7,624,674

Long term Investment
Balance, December 31, 2008	$13,959,432
Current period investment	6,592,500
Current period investment gain (loss)	(56,491)
Foreign currency exchange gain (loss)	(19,032)
Balance, March 31, 2009	$20,476,409

The Company will provide corresponding additional information in future filings, commencing with its Form 10-Q filing for the quarter ended June 30, 2009.

Note 22 — Subsequent Event, page 37

28.	Please supplementally explain to us how you have accounted for the reset in the conversion price of the senior convertible notes issued in December 2007.

Company Response

Paragraph 7(f) of the Senior Convertible Notes (which were issued on December 13, 2007) provides for adjustment of the conversion price of the Notes, as follows:

Adjustment.  If on the earlier of the (i) one (1) year anniversary of the Initial Effective Date (as defined in the Registration Rights Agreement) and (ii) two (2) year anniversary of the Closing Date (the "Adjustment Date"), the Conversion Price in effect exceeds the Market Price as of the Adjustment Date (the "Adjusted Conversion Price"), the Conversion Price hereunder shall be reset to the Adjusted Conversion Price as of the Adjustment Date. For the avoidance of doubt, the Adjusted Conversion Price, if any, shall not apply to any Conversion Amount converted into Common Stock prior to the Adjustment Date.

The Market Price is defined in paragraph 30(v) of the Senior Convertible Notes as:

Market Price means, for any given date, the lower of (x) the arithmetic average of the Weighted Average Price of the Common Stock for the thirty (30) consecutive Trading Day period ending on the Trading Day immediately preceding such date and (y) the Weighted Average Price of the Common Stock on the Trading Day immediately preceding such date.

The Initial Registration Statement became effective on May 7, 2008 and thus the Adjustment Date was May 7, 2009.  The Weighted Average Price of our Common Stock for the 30 consecutive Trading Day period ended on May 6, 2009 was $4.2511 and, accordingly, in accordance with the existing terms of the Senior Convertible Notes, the conversion price was adjusted on May 7, 2009 to $4.2511.

The derivative liability related to the embedded conversion option was adjusted as of May 7, 2009, based on the revised conversion price.  As a result of the reduced conversion price, the derivative liability increased as of May 7, 2009 by approximately $27.1 million, which amount will be included in the change in the value of the derivative liability in our Statements of Income for the three and six months ended June 30, 2009.  Of the $33,250,000 face amount of the Notes that were outstanding as of March 31, 2009 and May 7, 2009, $21,700,000 has subsequently been converted to common stock as of June 26, 2009.

Closing Comment Response

The company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; the company also acknowledges that staff comments or changes to disclosure in response to the above staff comments do not foreclose the Commission from taking any action with respect to the filings; and, acknowledges that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these responses would be helpful in your review of our annual and quarterly report amendments.  Please feel free to contact me or our legal counsel Troutman Sanders LLP, Howard H. Jiang at (212)704-6063 or Jie Xiu at (212)704-6018 in case of any further comments or questions in this regard.  Their fax number is (212)704-5904.

Sincerely yours,

GENERAL STEEL HOLDINGS, INC.

By: /s/ Zuosheng Yu
Name: Zuosheng Yu
Title: Chief Executive Officer

By: /s/ John Chen
Name: John Chen
Title: Chief Financial Officer
(Principal Financial and Accounting Officer)